UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Jeffrey P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

CUSIP No. 157639105	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huneeus Vintners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	7	SOLE VOTING POWER
-0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	8	SHARED VOTING POWER 6,784,670*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,784,670*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%

14	TYPE OF REPORTING PERSON OO*

     *  See notes (1) and (2) in each case contained in the equivalent table contained in the Schedule 13D (as defined below).

EXPLANATORY NOTE

             This Schedule 13D (the “Ninth Amended Schedule 13D”) is the ninth amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, and as amended and supplemented by each of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto, the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Unless the context otherwise requires, capitalized terms used but not defined in this Ninth Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth in this Ninth Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Ninth Amended Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment with respect to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to Schedule 13D, as amended and supplemented by the Ninth Amended Schedule 13D.

Item 2. Identity and Background.

             Item 2 of the Schedule 13D is supplemented as follows:

             Each of (i) Triple Wines, Inc., a California corporation (the “Merger Sub”); (ii) Mr. Christophe Salin, Director and President of the Merger Sub (“Mr. Salin”); (iii) SFI (as defined below); and (iv) GHA (as defined below) may constitute an Other Party and a member of the “group” which may be deemed to have formed among DBR, CBI and the Reporting Person for purposes of Section 13(d) of the Exchange Act and Rule 13d thereunder. Neither the filing of this Ninth Amended Schedule 13D nor any of the information provided herein shall be construed as an admission by the Reporting Person that it (i) has formed a “group” for purposes of Section 13(d) of the Exchange Act and Rule 13d thereunder; or (ii) is a member of such a “group” with DBR, CBI, the Merger Sub, Mr. Salin, SFI or GHA.

             Information with respect to the beneficial ownership of Common Stock of the Issuer by DBR, CBI, the Merger Sub, Mr. Salin, SFI or GHA, and related information, should be contained in Schedules 13D, filed by such persons. The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, DBR, CBI, the Merger Sub, Mr. Salin, SFI or GHA. Any disclosure made herein with respect to any person or entity other than the Reporting Person is made on information and belief.

Item 3. Source and Amount of Funds or Other Consideration.

             Item 3 of the Schedule 13D is supplemented as follows:

             Information included or incorporated by reference into Item 4 of this Ninth Amended Schedule 13D is hereby incorporated by reference into this Item 3 of this Ninth Amended Schedule 13D.

Item 4. Purpose of the Transaction.

             Item 4 of the Schedule 13D is supplemented as follows:

             Definitive Merger Agreement

             On October 30, 2004, DBR, the Merger Sub and the Issuer entered into the Agreement and Plan of Merger dated as of October 30, 2004, by and among DBR, the Merger Sub and the Issuer (the “Definitive Merger Agreement”). The Definitive Merger Agreement is attached as Exhibit 11 to, and incorporated by reference into, this Ninth Amended Schedule 13D. The Definitive Merger Agreement provides, among other things, that the

Merger Sub will be merged with and into the Issuer (the “Definitive Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”).

             Pursuant to the Definitive Merger Agreement, at the effective time of the Definitive Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares held by the Issuer, DBR or any of their subsidiaries, and other than shares held by shareholders, if any, who properly exercise their dissenters’ rights) will be converted into the right to receive $11.75 in cash, without interest (the “Merger Consideration”). In addition, at the Effective Time (i) each option to purchase shares of Common Stock (each, an “Option”) outstanding immediately prior to the Effective Time with an exercise price per share equal to or greater than the Merger Consideration shall be canceled and the holders thereof shall have no right to receive any consideration therefor; and (ii) each Option outstanding three business days prior to the Effective Time with an exercise price per share less than the Merger Consideration shall become fully vested and exercisable as of the third business day prior to the Effective Time, and if remaining outstanding as of the Effective Time, shall be cancelled as of the Effective Time in exchange for the right to receive a payment in cash, without interest, equal to (A) the excess of the Merger Consideration over the exercise price per share under such Option multiplied by (B) the number of shares of Common Stock into which such Option is exercisable, which cash payment shall be reduced by any applicable withholding taxes (the aggregate consideration paid in respect of such Options, the “Option Merger Consideration”).

             Pursuant to the Definitive Merger Agreement, the Definitive Merger Agreement provides that holders of shares of Common Stock immediately prior to the Effective Time shall (i) be invited to enroll, for a period of three months following the Closing Date (as defined in the Definitive Merger Agreement), as members in a new Founders Club (the “Founders Club”) at no additional cost; and (ii) receive a one-time “wine dividend” (the “Wine Dividend”) of $1.00 per share of Common Stock held immediately prior to the Effective Time. The Wine Dividend will allow for a 50% discount on all Newco (as defined below) wine purchases, up to an amount equal to $1.00 per share of Common Stock held immediately prior to the Effective Time. The Wine Dividend will remain valid for one year from the Closing Date. Membership in the Founders Club, among other things, will allow for access for 15 years to (i) the annual Founders Celebration; (ii) participation in special tours and tastings, including special access at each of Newco’s wineries; (iii) special access to selections of Newco’s most exclusive wines and allocated bottlings; and (iv) with respect to members of the Founders Club purchasing $500 or more per year from Founders Club selections (net of the Wine Dividend), special allocations of Newco’s most limited wines and unique sizes. The Founders Club will be subject to commercially reasonable rules, restrictions and modifications adopted by Newco. Membership in the Founders Club and Wine Dividends are not be transferable, and wines purchased using Wine Dividends cannot be re-sold.

             Pursuant to the Definitive Merger Agreement, at the Effective Time (i) the articles of incorporation and bylaws of the Merger Sub will be the articles of incorporation and bylaws of the Surviving Corporation; (ii) the director of the Merger Sub will be the director of the Surviving Corporation; and (iii) the officers of the Merger Sub will be the officers of the Surviving Corporation.

             Pursuant to the Definitive Merger Agreement, the Definitive Merger is subject to customary closing conditions, including (i) the approval of a majority of the outstanding shares entitled to vote with respect to the Definitive Merger and the transactions contemplated by the Definitive Merger Agreement; (ii) the approval of a majority of votes cast with respect to the Definitive Merger and the transactions contemplated by the Definitive Merger Agreement by holders of shares of Common Stock other than DBR and its affiliates; (iii) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (iv) the satisfaction or waiver of certain other conditions as more fully described in the Definitive Merger Agreement.

             Pursuant to the Definitive Merger Agreement, DBR has agreed to vote or cause to be voted all the DBR Shares in favor of the Definitive Merger Agreement and the Definitive Merger.

             Pursuant to the Definitive Merger Agreement, the Issuer may solicit acquisition proposals from third parties. In the event that the Issuer receives a bona fide, written acquisition proposal for at least a majority of the outstanding shares of Common Stock on terms that the Board of Directors of the Issuer, or a special committee thereof, determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the acquisition proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Issuer’s holders of Common Stock than as provided by the Definitive Merger Agreement and for which the Board of Directors has reasonably determined, based on either a good faith review of the offeror’s balance sheet or a commitment letter from a reputable bank or other financial institution, that adequate funding is available (a “Superior Proposal”) that the Parties do not match within the time periods provided for in the Definitive Merger Agreement upon payment by the Issuer of a termination fee equal to $2,475,000, the Definitive Merger Agreement may be terminated by the Issuer.

             Pursuant to the Definitive Merger Agreement, if the Board of Directors approves a sale of all of the outstanding shares of Common Stock pursuant to a Superior Proposal, and the Definitive Merger Agreement is consequently terminated by the Issuer pursuant to its terms, DBR has agreed to vote all of the DBR Shares in favor of such Superior Proposal in a shareholders’ vote, or tender such DBR Shares into a tender offer which constitutes a Superior Proposal provided that it can tender all DBR Shares.

             Pursuant to the Definitive Merger Agreement, the Issuer has represented to DBR that (i) a special committee of the Board of Directors of the Issuer made up of independent members (the “Special Committee”) and the Board of Directors of the Issuer (with certain directors abstaining) have each determined, in what they believe to be good faith, that the Definitive Merger Agreement and the transactions contemplated thereby, including the Definitive Merger, are in the best interests of the Issuer’s holders of Common Stock other than DBR and its affiliates, and are just and reasonable to the Issuer under Section 310(a)(2) of the General Corporation Law of the State of California; (ii) the Special Committee has recommended approval of the Definitive Merger Agreement to the Board of Directors of the Issuer; and (iii) the Board of Directors of the Issuer (with certain directors abstaining), and with full disclosure of the material facts as to the Definitive Merger and after having inquired as to the interest of certain of the Issuer’s directors in the Definitive Merger, has approved and adopted the Definitive Merger Agreement and the transactions contemplated thereby and resolved to recommend their approval and adoption to the holders of Common Stock. In addition, the Reporting Person has been informed by DBR that Thomas Weisel Partners LLC, financial advisor to the Issuer, has issued its affirmative written opinion to the Special Committee in accordance with the General Corporation Law of the State of California to the effect that the Merger Consideration is fair to the holders of Common Stock other than DBR and its affiliates from a financial point of view.

             Pursuant to the Definitive Merger Agreement, if the Definitive Merger is completed pursuant thereto, the Issuer will become a wholly-owned subsidiary of DBR. The Reporting Person has been informed by DBR that DBR anticipates that it will seek to cause the shares of Common Stock to be removed from quotation on the Nasdaq National Market so that such share would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The Reporting Person has been informed by DBR that DBR currently intends to seek to cause the Issuer to terminate the registration of the shares of Common Stock under the Exchange Act as soon after consummation of the Definitive Merger as the requirements for termination of registration are satisfied.

             Guaranty

             As a condition to the execution of and entry into the Definitive Merger Agreement by the Issuer, each of CBI and the Reporting Person (together, the “Guarantors”) entered into a Guaranty for the benefit of the Issuer dated as of October 30, 2004 (the “Guaranty”). The Guaranty is attached as Exhibit 12 to, and incorporated by reference into, this Ninth Amended Schedule 13D. Pursuant to the Guaranty, among other things, each of the Guarantors jointly and severally guaranteed to the Issuer the full payment by DBR and the Merger Sub of an aggregate amount not to exceed the amount equal to the Merger Consideration plus the Option Merger Consideration less $18 million.

             Non-Disposal Letter Agreement

             On October 30, 2004, SFI Intermediate Ltd. (“SFI”) and GHA 1 Holdings, Inc. (“GHA”, and together with SFI, the “Shareholders”) entered into a Non-Disposal Letter Agreement with DBR dated as of October 30, 2004 (the “Non-Disposal Letter”). The Non-Disposal Letter is attached as Exhibit 13 to, and incorporated by reference into, this Ninth Amended Schedule 13D.

             Pursuant to the Non-Disposal Letter, the Shareholders agreed that such Shareholders shall not (i) effect any Transfer (as defined in the Non-Disposal Letter) of any shares of Common Stock they beneficially owned (the “Subject Shares”); (ii) effect any Transfer of an interest in SFI that is sufficient to control or direct the management of the business of SFI, including its investment in the Issuer (a “Controlling Interest”); or (iii) enter into any agreement that requires or provides for any Transfer of any Subject Shares or a Controlling Interest, in each case other than a Transfer of the Subject Shares or a Controlling Interest in SFI (A) as a result of the consummation of the transactions contemplated by the Merger Agreement; or (B) to a Permitted Transferee (as defined below) who agrees in writing to comply with the same obligations to which the transferor is subject under the Non-Disposal Letter. As used above, the term “Permitted Transferee” means (1) a person who has a direct or indirect economic interest in SFI or GHA, as applicable, as of the date of the Non-Disposal Letter; (2) a member of the immediate family of any person identified in clause (1) above; (3) an entity that is wholly owned, directly or indirectly, by persons or family members identified in clauses (1) or (2) above; or (4) a trust of which the sole beneficiaries are, directly or indirectly, persons or family members identified in clauses (1) or (2) above.

             DBR has been informed by the Shareholders that the Shareholders intend to vote the Subject Shares in favor of the approval of the Definitive Merger Agreement unless (i) the board of directors of the Issuer has withdrawn its recommendation of the Definitive Merger; (ii) the Definitive Merger Agreement has been terminated for any reason; or (iii) there is an amendment to the Definitive Merger Agreement (A) resulting in a reduction in the price per share of Common Stock payable to shareholders of the Issuer in connection with the Definitive Merger; or (B) with respect to any other material financial term therein that is adverse to the Shareholders.

             Agreement to Establish Joint Venture

             Concurrently with the execution of the Definitive Merger Agreement, the Issuer, DBR, CBI and the Reporting Person (together, the “LLC Members”) entered into an Agreement to Establish Joint Venture dated as of October 30, 2004 (the “Agreement to Establish Joint Venture”). The LLC Members entered into the Agreement to Establish Joint Venture with respect to Triple Wines LLC, a Delaware limited liability (“Newco”), formed on June 9, 2004. The Agreement to Establish Joint Venture is attached as Exhibit 14 to, and incorporated by reference into, this Ninth Amended Schedule 13D.

             Pursuant to the Agreement to Establish Joint Venture (i) DBR has agreed to cause the Issuer to contribute to Newco substantially all of the Issuer’s assets and liabilities, as more fully described in the form of Chalone Contribution Agreement attached as an exhibit to the Agreement to Establish Joint Venture; and (ii) CBI and the Reporting Person have agreed to contribute to Newco cash, assets and liabilities as more fully described in the form of Constellation Contribution Agreement and Huneeus Contribution Agreement, respectively, each of which is attached as an exhibit to the Agreement to Establish Joint Venture. The Parties have valued the assets to be contributed to Newco by each of them, including cash contributions, at $61.372 million, $79.2 million and $70 million for DBR, CBI and the Reporting Person, respectively. These respective contribution valuations result in equity percentages in Newco of 29.15%, 37.61% and 33.24% for DBR, CBI and the Reporting Person, respectively.

             Pursuant to the Agreement to Establish Joint Venture, the LLC Members have agreed to form a separate limited liability company (the “VentureCo”) which shall enter into an assistance agreement with DBR. DBR may provide certain services to VentureCo and shall grant the right of VentureCo to use certain of DBR’s intangible assets in connection with the sale of wine produced by Newco that has been approved by DBR.

             Pursuant to the Agreement to Establish Joint Venture, the Parties have amended certain of the terms reflected in the term sheet attached to the Commitment Letter filed as Exhibit 10 to the Eighth Amended Schedule 13D. Such amendment relates to the distribution among the Parties of the proceeds of a transaction other than the Definitive Merger in which DBR might participate, if any.

             Descriptions of the Definitive Merger Agreement, the Guaranty, the Non-Disposal Letter Agreement and the Agreement to Establish Joint Venture as set forth in this Item 4 are not intended to be complete, and are qualified in their entirety by reference to such documents as filed as Exhibit 11, Exhibit 12, Exhibit 13 and Exhibit 14, respectively, to this Ninth Amended Schedule 13D; and such exhibits are hereby incorporated by reference into this Item 4 in their entirety where such descriptions appear.

Item 5. Interest in Securities of the Issuer.

             Item 5 of the Schedule 13D is supplemented as follows:

             Information included or incorporated by reference into Item 4 of this Ninth Amended Schedule 13D is hereby incorporated by reference into this Item 5 of this Ninth Amended Schedule 13D.

             The Reporting Person has been informed by DBR that Mr. Salin is the beneficial owner of (i) 3,657 shares of Common Stock; and (ii) options exercisable to acquire 191,547 shares of Common Stock ((i) and (ii), together, the “Salin Shares”). As a result, the Reporting Person has been informed by DBR, Mr. Salin may be considered to share with DBR beneficial ownership with respect to the Salin Shares. The Reporting Person disclaims beneficial ownership of any shares of Common Stock, including but not limited to the Subject Shares and the Salin Shares.

Item 7. Material to Be Filed as Exhibits.

             Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

11	Agreement and Plan of Merger by and among Domaines Barons de Rothschild (Lafite), Triple Wines, Inc. and The Chalone Wine Group, Ltd. dated as of October 30, 2004

12	Guaranty of Huneeus Vintners LLC and Constellation Brands, Inc. for the benefit of The Chalone Wine Group, Ltd. dated as of October 30, 2004

13	Non-Disposal Letter Agreement by and among SFI Intermediate Ltd., GHA 1 Holdings, Inc. and Domaines Barons de Rothschild (Lafite) dated as of October 30, 2004

14	Agreement to Establish Joint Venture by and among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated as of October 30, 2004

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Ninth Amended Schedule 13D is true, complete and correct.

     Date: November 1, 2004

HUNEEUS VINTNERS LLC
By:	/s/ Agustin Huneeus Name: Agustin Huneeus Title: Manager

EXHIBIT INDEX

Number	Description	Location

1	Offer Letter presented by Domaines Barons de Rothschild (Lafite) to the board of directors of The Chalone Wine Group, Ltd. dated May 17, 2004	Previously filed with the Schedule 13D of the Reporting Person of May 17, 2004

2	Commitment Letter entered into by and among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated May 16, 2004	Previously filed with the Schedule 13D of the Reporting Person of May 17, 2004

3	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated June 30, 2004	Previously filed with the Schedule 13D of the Reporting Person of June 30, 2004

4	Confidentiality Agreement between The Chalone Wine Group, Ltd. and Huneeus Vintners LLC dated July 8, 2004	Previously filed with the Schedule 13D of the Reporting Person of July 8, 2004

5	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated July 31, 2004	Previously filed with the Schedule 13D of the Reporting Person of July 31, 2004

6	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 20, 2004	Previously filed with the Schedule 13D of the Reporting Person of August 20, 2004

7	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 27, 2004	Previously filed with the Schedule 13D of the Reporting Person of August 27, 2004

8	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated September 3, 2004	Filed with the Sixth Amended Schedule 13D of the Reporting Person of September 3, 2004

9	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated September 10, 2004	Filed with the Seventh Amended Schedule 13D of the Reporting Person of September 10, 2004

10	Amended Commitment Letter among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated as of September 15, 2004	Filed with the Eighth Amended Schedule 13D of the Reporting Person of September 15, 2004

11	Agreement and Plan of Merger by and among Domaines Barons de Rothschild (Lafite), Triple Wines, Inc. and The Chalone Wine Group, Ltd. dated as of October 30, 2004	Filed with this Ninth Amended Schedule 13D

12	Guaranty of Huneeus Vintners LLC and Constellation Brands, Inc. for the benefit of The Chalone Wine Group, Ltd. dated as of October 30, 2004	Filed with this Ninth Amended Schedule 13D

13	Non-Disposal Letter Agreement by and among SFI Intermediate Ltd., GHA 1 Holdings, Inc. and Domaines Barons de Rothschild (Lafite) dated as of October 30, 2004	Filed with this Ninth Amended Schedule 13D

14	Agreement to Establish Joint Venture by and among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated as of October 30, 2004	Filed with this Ninth Amended Schedule 13D